Exhibit 99.1

Insperity and UnitedHealthcare Extend Contract Through 2017
Two-year Contract Extension Helps Clients to Navigate ACA Rollout

HOUSTON - Sept. 8, 2014 - Insperity, Inc. (NYSE: NSP), a leading provider of human resources and business performance solutions for America’s best businesses, today announced that it has extended its arrangement for medical and dental coverage through 2017 with UnitedHealthcare, a UnitedHealth Group company (NYSE:UNH). This arrangement reflects a further strengthening of Insperity’s business relationship with UnitedHealthcare, as well as a commitment by the company to help small and medium-sized businesses navigate the effects of health care reform.

“We are very pleased with the terms of our contract extension with UnitedHealthcare,” said Richard G. Rawson, Insperity’s president. “We believe this arrangement demonstrates the long-term success of our relationship, and we appreciate UnitedHealthcare’s ongoing commitment to helping us provide premium health care benefits for worksite employees at America’s best small and medium-sized businesses. The structure of the arrangement aligns both organizations’ incentive to increase participation and will continue to moderate cost increases as we grow. We are particularly pleased to have this important contract extension in place as it will provide stability throughout a continuing era of change in the insurance marketplace.”

Insperity has partnered with UnitedHealthcare as its leading health insurance carrier since January 2002. The majority of Insperity’s corporate and worksite employees have health coverage with UnitedHealthcare.

Insperity, a trusted advisor to America’s best businesses for more than 28 years, provides an array of human resources and business solutions designed to help improve business performance. Insperity® Business Performance Advisors offer the most comprehensive suite of products and services available in the marketplace. Insperity delivers administrative relief, better benefits, reduced liabilities and a systematic way to improve productivity through its premier Workforce Optimization® solution. Additional company offerings include Human Capital Management, Payroll Services, Time and Attendance, Performance Management, Organizational Planning, Recruiting Services, Employment Screening, Financial Services, Expense Management, Retirement Services and Insurance Services. Insperity business performance solutions support more than 100,000 businesses with over 2 million employees. With 2013 revenues of $2.3 billion, Insperity operates in 57 offices throughout the United States. For more information, visit http://www.insperity.com.

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